SECURITIES AND EXCHANGE COMMISSION

                              WASHINGTON, DC 20549

                                  FORM N-18F-1

                 Notification of Election Pursuant to Rule 18f-1

                    Under the Investment Company Act of 1940


                          NEUBERGER BERMAN EQUITY TRUST

                            NOTIFICATION OF ELECTION

      The undersigned registered open-end investment company, on behalf of the following series: Neuberger Berman Century Trust and Neuberger Berman Socially Responsive Trust (each a "Series"), hereby notifies the Securities and Exchange Commission that Series elects to commit itself to pay in cash all redemptions by a shareholder of record as provided by Rule 18f-1 under the Investment Company Act of 1940. It is understood that this election is irrevocable while such Rule is in effect unless the Commission by order upon application permits the withdrawal of this Notification of Election.


                                   SIGNATURE

      Pursuant to the requirements of Rule 18f-1 under the Investment Company Act of 1940, the Registrant has caused this Notification of Election to be duly executed on its behalf in the County of New York and the State New York on the ____ day of December, 1999.

                                        NEUBERGER BERMAN EQUITY TRUST


                                         By:   /s/ Peter Sundman
                                            ---------------------------
                                         Name:  Peter Sundman
                                                -----------------------
                                         Title: Chairman of the Board and
                                                -------------------------
                                                Chief Executive Officer

Attest:

/s/ Claudia A. Brandon
------------------------
Claudia A. Brandon
Secretary